INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

January 28, 2022

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Registrant”)

Registration Statement on Form N-14 (File No. 333-261707)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Ms. Christina DiAngelo Fettig of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on January 5, 2022, and by Mr. David Orlic of the staff of the Commission by telephone on January 17, 2022, on the Registrant’s registration statement filed on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of Change Finance U.S. Large Cap Fossil Fuel Free ETF (the “Target Fund”), a series of ETF Series Solutions, into AXS Change Finance ESG ETF (the “Acquiring Fund”), a series of the Registrant. The Target Fund and the Acquiring Fund are referred to herein as the “Funds.”

Responses to all of the comments are included below and, as appropriate, will be incorporated into Pre-Effective Amendment No. 1 to the Registration Statement. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

General

1.	Please incorporate comments given with respect to Post-Effective Amendment No. 261 (“PEA No. 261”) to the Registrant’s Registration Statement on Form N-1A filed with the Commission on November 12, 2021.

Response: The Registrant has incorporated all applicable revisions into the Registration Statement.

Questions & Answers

2.	In the question “Do the Funds have similar fees?” please disclose if there are any differences in the unitary fees paid by the Funds, specifically any exclusions.

Response: The Registrant confirms that the unitary fees paid by the Funds and the exclusions therefrom are the same.

3.	In the question “What will happen if the required shareholder approval is not obtained?” please elaborate here and elsewhere in the Combined Proxy Statement and Prospectus what additional actions the Board may consider taking in the event the Reorganization is not approved with respect to the Target Fund.

In addition, please disclose that the Target Fund will continue its existence until and unless the Board determines to take any of these potential courses of action.

Response: The Registrant has added disclosure to the Combined Proxy Statement and Prospectus indicating that if the Reorganization is not approved, the Target Fund will continue to operate as a series of ETF Series Solutions, and has replaced the sentence in the Q&A as follows:

In the event that shareholders of the Target Fund do not approve the Reorganization, then the Target Fund will not be reorganized into the Acquiring Fund and will continue to operate as a series of ETF Series Solutions. The Board will consider potential courses of action as it deems to be in the best interests of the Target Fund.

4.	Please confirm whether there are any repositioning costs of the Funds’ portfolios in connection with the Reorganization.

Response: The Registrant confirms there will be no repositioning costs associated with the Reorganization.

Combined Proxy Statement and Prospectus

5.	Under “Comparative Fees and Expenses” please confirm in your written response that the pro forma fee column will match the Fees and Expenses Table in the Registrant’s Registration Statement on Form N-1A for the AXS Change Finance ESG ETF.

Response: The Registrant confirms the pro forma fee column of the Fees and Expenses Table in the Combined Proxy Statement and Prospectus will be the same as the Fees and Expenses Table shown in the Registrant’s Registration Statement on Form N-1A for the AXS Change Finance ESG ETF.

6.	If there will be a change in the Funds’ auditor following the Reorganization, please confirm that the required disclosure regarding the change in auditor will be provided in the Acquiring Fund’s first shareholder report that is issued subsequent to the Board’s approval of the change in accountant in accordance with the “Dear CFO Letters” 1998-04 Change in Independent Public Accountants.

Response: The Registrant confirms there will be a change in the Funds’ auditor following the Reorganization. The Acquiring Fund will provide the required disclosures in its first shareholder report following the Reorganization and otherwise comply with the requirements outlined in the “Dear CFO Letters” 1998-04 Change in Independent Public Accountants.

7.	Please update the performance information shown on pages 12 and 13 to reflect the performance information for 2021.

Response: The Registrant has updated the performance information as follows:

Calendar-Year Total Return (before taxes) for Target Fund

For each calendar year at NAV

The Target Fund’s highest quarterly return was 24.15% (quarter ended 6/30/2020) and the Target Fund’s lowest quarterly return was -19.94% (quarter ended 3/31/2020).

Returns before taxes do not reflect the effects of any income or capital gains taxes. All after-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of any state or local tax. Returns after taxes on distributions reflect the taxed return on the payment of dividends and capital gains. Returns after taxes on distributions and sale of shares assume a shareholder sold their shares at period end, and, therefore, are also adjusted for any capital gains or losses incurred. Returns for the market indices do not include expenses, which are deducted from the Target Fund returns, or taxes.

AVERAGE ANNUAL TOTAL RETURNS FOR THE PERIOD ENDED DECEMBER 31, 2021

TARGET FUND	1 Year	Since Inception (10/9/2017)
Return Before Taxes	22.60%	18.02%
Return After Taxes on Distributions	22.43%	17.79%
Return After Taxes on Distributions and Sale of Fund Shares	13.49%	14.44%
Change Finance Diversified Impact U.S. Large Cap Fossil Fuel Free Index (reflects no deduction for fees, expenses or taxes)	23.31%	18.77%
S&P 500® Index (reflects no deduction for fees, expenses or taxes)	28.71%	18.12%

8.	Please explicitly describe how the two management agreements differ, or affirmatively state that they do not differ. In addition, with respect to the discussion of the unitary advisory fee, please highlight any differences in the unitary fees paid by the Funds, specifically any exclusions.

Response: The Registrant confirms that the unitary fees paid by the Funds and the exclusions therefrom are the same. Disclosure regarding differences between the two management agreements has been added under “Investment Advisers and Portfolio Managers” as follows:

Pursuant to the Investment Advisory Agreement between Change Finance and ESS, on behalf of the Target Fund, Change Finance currently receives an annual unitary management fee equal to 0.49% of the Target Fund’s average daily net assets. In connection with the unitary management fee Change Finance receives from the Target Fund, Change Finance has agreed to pay all expenses incurred by the Target Fund except for interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, distribution fees and expenses paid by the Target Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act, and the unified management fee payable to Change Finance. Change Finance is not liable to ESS under the terms of the Investment Advisory ~~Managemen~~t Agreement for any error of judgment or mistake of law or for any loss suffered by Change Finance or ESS in connection with the performance of the Investment Advisory ~~Management~~ Agreement, except a loss resulting from a breach of fiduciary duty by Change Finance with respect to the receipt of compensation for services or a loss resulting from willful misfeasance, bad faith or negligence on Change Finance’s part in the performance of its duties or from reckless disregard by Change Finance of its duties under the Investment Advisory ~~Management~~ Agreement. The Investment Advisory Agreement, may be terminated by (i) ESS by the vote of its Board or with respect to the Target Fund, upon the affirmative vote of a majority of the outstanding voting securities of the Target Fund, or (ii) by Change Finance upon 120 days written notice to ESS. The Investment Advisory Agreement between Change Finance and ESS will also immediately terminate in the event of its assignment.

Pursuant to the Investment Advisory ~~Managemen~~t Agreement between AXS and IMST II, on behalf of the Acquiring Fund, AXS will receive an annual unitary management fee equal to 0.49% of the Acquiring Fund’s average daily net assets. In connection with the unitary management fee AXS receives from the Acquiring Fund, AXS is responsible for paying all expenses of the Acquiring Fund excluding fee payments under the Investment Advisory ~~Management~~ Agreement, interest, taxes, brokerage commissions and other expenses incurred in placing or settlement of orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, distribution fees and expenses paid by the Acquiring Fund under any distribution plan adopted~~, and other expenses connected with the execution of portfolio transactions, acquired fund fees and expenses, if any, distribution and service fees payable~~ pursuant to Rule 12b-1 under the 1940 Act.~~, if any, and extraordinary expenses.~~ AXS is not liable to IMST II under the terms of the Investment Advisory ~~Management~~ Agreement for any error of judgment or mistake of law or for any loss suffered by AXS or IMST II in connection with the performance of the Investment Advisory ~~Management~~ Agreement, except a loss resulting from a breach of fiduciary duty by AXS with respect to the receipt of compensation for services or a loss resulting from willful misfeasance, bad faith or gross negligence on AXS’ part in the performance of its duties or from reckless disregard by AXS of its duties under the Investment Advisory ~~Management~~ Agreement. The Investment Advisory Agreement between AXS and IMST II with respect to the Acquiring Fund may be terminated by IMST II at any time, without the payment of any penalty, upon giving AXS 60 days’ notice (which notice may be waived by

AXS), provided that such termination by IMST II shall be directed or approved (x) by the vote of a majority of the Trustees of IMST II in office at the time or by the vote of the holders of a majority of the voting securities of the Fund at the time outstanding and entitled to vote, or (y) by AXS on 60 days’ written notice (which notice may be waived by IMST II). Like the Investment Advisory Agreement between Change Finance and ESS, the Investment Advisory Agreement between AXS and IMST II will immediately terminate in the event of its assignment. Pursuant to the Investment Sub-Advisory Agreement between Change Finance and AXS, AXS compensates Change Finance out of the investment advisory fees it receives from the Acquiring Fund.

AXS and IMST II have received an exemptive order from the SEC for the Acquiring Fund which allows AXS to operate the Acquiring Fund under a “manager of managers” structure (the “Order”). Pursuant to the Order, AXS may, subject to the approval of the Board, hire or replace sub-advisors and modify any existing or future agreement with such sub-advisors without obtaining shareholder approval. Change Finance and ESS have no similar exemptive order.

9.	Under “Principal Risks” beginning on page 6, please order the risks to prioritize the risks that will most adversely affect the Fund’s net asset value, yield and total return. After listing the most significant risks, the remaining risk factors may be listed in alphabetical order (see ADI 2019-08 approving principal risks disclosure).

Response: The Registrant has revised the disclosure in the introductory paragraph as follows:

Risk Factors. Because the investment objectives of the Funds are the same and the investment strategies of the Target Fund and the Acquiring Fund are substantially similar and both Funds track the same Index, they are subject to substantially similar principal investment risks. The following specific factors have been identified as the principal risks of investing in the Acquiring Fund.~~, which are substantially similar to the risks of investing in the Target Fund; however, not all of the below risks are principal risks of the Target Fund, as noted below:~~ In addition to principal risks that are substantially similar to those of the Target Fund, the Acquiring Fund has also identified certain other principal risk factors that are noted below as “Acquiring Fund” only. Such risks may apply to the Target Fund but were not disclosed as principal risks of the Target Fund.

Additionally, the Registrant has reordered the risks to correspond to the prospectus for the Acquiring Fund as follows (additions are noted in underlined text):

Market Risk

Equity Securities Risk

ETF Risks

•	Authorized Participant Concentration Risk
•	Market Maker Risk
•	Fluctuation of Net Asset Value Risk
•	Premium/Discount Risk
•	Trading Issues Risk
•	Cost of Buying and Selling Shares

Real Estate Investment Company (REIT) Risk

Risk of Investing in ESG Companies

Preferred Stock Risk (Acquiring Fund only)

Warrants and Rights Risk (Acquiring Fund only)

MLP Risk (Acquiring Fund only)

Concentration Risk (Acquiring Fund only)

Market Capitalization Risk (Acquiring Fund only)

Consumer Discretionary Companies Risk

Consumer Staples Companies Risk (Acquiring Fund only)

Financial Companies Risk

Health Care Companies Risk (Acquiring Fund only)

Information Technology Companies Risk

Index Provider Risk (Acquiring Fund only)

Third Party Data Risk

Tracking Error Risk

Operational Risk (Acquiring Fund only)

Passive Investment Risk

Portfolio Turnover Risk (Acquiring Fund only)

Covid-19 Related Market Events

Cybersecurity Risk (Acquiring Fund only)

10.	The second sentence under “Principal Risks” beginning on page 6 stated that “[t]he following specific factors have been identified as the principal risks of investing in the Acquiring Fund, which are substantially similar to the risks of investing in the Target Fund, however not all of the below risks are applicable to the Target Fund as noted below.” Presumably, some of the risks identified for the Acquiring Fund also apply to the Target Fund but were not necessarily listed. Please consider revising this sentence as appropriate.

Response: The Registrant has revised the disclosure as reflected in the response to comment #9 above.

11.	With respect to “Fluctuation of Net Asset Value Risk” and elsewhere in the Combined Proxy Statement and Prospectus, please ensure that the Combined Proxy Statement and Prospectus provides all disclosure required of Item 6 of Form N-1A.

Response: The following disclosure has been added to the “Purchase and Redemption” discussion on page 6:

Since shares of each Fund trade on securities exchanges in the secondary market at their market price rather than their net asset value, a Fund’s shares may trade at a price greater than (premium) or less than (discount) the Fund’s net asset value. An investor may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase Shares of a Fund (bid) and the lowest price a seller is willing to accept for shares of the Fund (ask) when buying or selling Shares in the secondary market (the “bid-ask spread”). With respect to the Target Fund, recent information, including the Fund’s net asset value, market price, premiums and discounts, and bid-ask spreads, is available online at www.changefinanceetf.com. Following the Reorganization, this information with respect to the Acquiring Fund will be available at www.axsinvestments.com.

In addition, the Registrant has added “ETF Risks” and “Costs of Buying or Selling Shares” and reordered certain existing risk factors as follows:

ETF Risks. The Fund is an ETF, and, as a result of an ETF’s structure, it is exposed to the following risks:

•	Authorized Participant Concentration Risk. Only an authorized participant may engage in creation or redemption transactions directly with the Acquiring Fund. The Acquiring Fund has a limited number of institutions that act as authorized participants on an agency basis (i.e., on behalf of other market participants). To the extent that these institutions exit the business or are unable to proceed with creation and/or redemption orders with respect to the Acquiring Fund and no other authorized participant is able to step forward to create or redeem, in either of these cases, shares may trade at a discount to the Acquiring Fund’s net asset value and possibly face delisting.

•	Market Maker Risk. If the Fund has lower average daily trading volumes, it may rely on a small number of third-party market makers to provide a market for the purchase and sale of Acquiring Fund shares. Any trading halt or other problem relating to the trading activity of these market makers could result in a dramatic change in the spread between the Acquiring Fund’s NAV and the price at which the Acquiring Fund shares are trading on the Exchange, which could result in a decrease in value of the Acquiring Fund shares. In addition, decisions by market makers or authorized participants to reduce their role or step away from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of the Acquiring Fund’s portfolio securities and the Acquiring Fund’s market price. This reduced effectiveness could result in Acquiring Fund shares trading at a discount to NAV and also in greater than normal intra-day bid-ask spreads for Acquiring Fund shares.

•	Fluctuation of Net Asset Value Risk. As with all ETFs, shares may bought and sold in the secondary market at market prices. Although it is expected that the market prices of shares will approximate the Acquiring Fund’s NAV, there may be times when the market prices of shares is more than the NAV intra-day (premium) or less than the NAV intra-day (discount). ~~The Acquiring Fund’s shares trade on the Exchange at their market price rather than their NAV. The market price may be at, above or below the Acquiring Fund’s NAV~~. Differences in market price and NAV may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for shares will be closely related to, but not identical to, the same forces influencing the prices of the holdings of the Acquiring Fund trading individually or in the aggregate at any point in time. These differences can be especially pronounced during times of market volatility or stress. During these periods, the demand for Acquiring Fund shares may decrease considerably and cause the market price of Acquiring Fund shares to deviate significantly from the Acquiring Fund’s NAV.

•	Trading Issues Risk. Although the Acquiring Fund shares are listed for trading on the Exchange, there can be no assurance that an active trading market for such Acquiring Fund shares will develop or be maintained. Trading in Acquiring Fund shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Acquiring Fund shares inadvisable. In addition, trading in Acquiring Fund shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange “circuit breaker” rules. Market makers are under no obligation to make a market in the Acquiring Fund shares, and authorized participants are not obligated to submit purchase or redemption orders for Creation Units. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Acquiring Fund will continue to be met or will remain unchanged. Initially, due to the small asset size of the Acquiring Fund, it may have difficulty maintaining its listings on the Exchange.

•	Costs of Buying or Selling Shares. Investors buying or selling shares in the secondary market will pay brokerage commissions or other charges imposed by brokers, as determined by that broker. Brokerage commissions are often a fixed amount and may be a significant proportional cost for investors seeking to buy or sell relatively small amounts of shares. In addition, secondary market investors will also incur the cost of the difference between the price at which an investor is willing to buy Shares (the “bid” price) and the price at which an investor is willing to sell Shares (the “ask” price). This difference in bid and ask prices is often referred to as the “spread” or “bid-ask spread.” The bid-ask spread varies over time for shares based on trading volume and market liquidity, and the spread is generally lower if shares have more trading volume and market liquidity and higher if shares have little trading volume and market liquidity. Further, a relatively small investor base in the Acquiring Fund, asset swings in the Acquiring Fund, and/or increased market volatility may cause increased bid-ask spreads. Due to the costs of buying or selling shares, including bid-ask spreads, frequent trading of shares may significantly reduce investment results and an investment in shares may not be advisable for investors who anticipate regularly making small investments.

12.

Under “Investment Advisers and Portfolio Managers” please identify the name, address and principal occupation of the principal executive officer and each director or general partner of the investment advisers.

Response: The Registrant has added the following disclosure with respect to Change Finance:

The names and principal occupations of each principal executive officer and director of Change Finance, located at 705 Grand View Drive, Alexandria, Virginia 22305, are listed below:

Name	Principal Occupation/Title
Andrew Rodriguez	Chief Executive Officer and Chief Investment Officer
Dorrit Lowsen	President, Chief Operating Officer and Chief Compliance Officer
Donna Morton	Owner
Lillian Lovins	Chief Impact Officer

None of Change Finance’s principal officers and directors has any position with the Target Fund or the Acquiring Fund.

With respect to AXS, the following disclosure has been added:

Name	Principal Occupation/Title
Russell Tencer	Chief Operating Officer and Chief Compliance Officer
Gregory Bassuk	Chief Executive Officer

The names and principal occupations of each principal executive officer and director of AXS, located at 181 Westchester Avenue, Suite 402, Port Chester New York 10573, are listed below:

None of AXS’ principal officers and directors has any position with the Target Fund or the Acquiring Fund.

13.	Please highlight in the summary Q&A that AXS and IMST II have received an exemptive order with respect to a “manager of managers” structure and that AXS can hire or fire a sub-advisor without shareholder approval.

Response: The Registrant has added the following disclosure to the question “Are the Funds managed by the same portfolio management team” in the summary Q&A:

AXS and IMST II have received an exemptive order from the U.S. Securities and Exchange Commission (the “SEC”) which permits AXS to operate the Acquiring Fund under a “manager of managers” structure (the “Order”). The Order allows AXS to hire or replace a sub-advisor, including Change Finance, and modify any existing or future agreement with a sub-advisor, without obtaining shareholder approval. AXS has no current intention to replace Change Finance. A shareholder vote would still be required to replace AXS with another investment advisor. Change Finance and ESS do not have a similar exemptive order with respect to the operation of the Target Fund.

14.	Under “Federal Income Tax Consequences” please disclose the amount of capital loss carryforwards for the Target Fund and the ability of the Acquiring Fund to use them.

Response: The Registrant has added the following disclosure:

By reason of the Reorganization, the Acquiring Fund will succeed to and take into account any capital loss carryforwards of the Target Fund. The Reorganization is not expected to result in limitations on the Acquiring Fund’s ability to use any capital loss carryforwards of the Target Fund. As of the tax year ended July 31, 2021, the Target Fund had accumulated short-term capital loss carryforwards in the amount of $1,028,347 and long-term capital loss carryforwards in the amount of $261,553. These amounts do not expire.

15.	Under “Benefits to AXS and Change Finance” on page 19, please disclose what benefits to Target Fund shareholders the Board considered. If the Board did not consider any benefits, please disclose this fact and advise how the Board complied with its fiduciary duties.

Response: The Registrant believes the section entitled “Information About the Reorganization - Background and Trustees’ Considerations Relating to the Proposed Reorganization” currently includes a discussion of factors beneficial to Target Fund shareholders considered by the Target Fund Board in approving the Reorganization. In particular, this section notes the Target Fund Board considered the following: in the Reorganization, Target Fund shareholders will receive Acquiring Fund shares equal in value to their Target Fund shares held immediately prior to the Reorganization; the interests of Target Fund shareholders will not be diluted as a result of the Reorganization; because the Acquiring Fund will continue to track the same underlying index as the Target Fund, the Reorganization will allow for continuity of the Target Fund shareholders’ investment expectations; the Acquiring Fund’s unitary fee is the same as the Target Fund’s unitary fee, and, therefore, the total annual fund operating expenses are expected to be the same; the Acquiring Fund will be advised by AXS, and AXS’ key personnel have significant experience providing investment advisory services to ETFs and mutual funds; the Acquiring Fund’s service providers have a long history of providing services to a large number of mutual funds and ETFs; Target Fund shareholders will not incur any expenses in connection with the Reorganization; and shareholders are not expected to recognize any gain or loss upon receipt of Acquiring Fund shares in the Reorganization.

16.	Under “Other Alternatives” the disclosure indicates that Change Finance had reported meeting with multiple firms about opportunities for supporting the continued growth of the Target Fund. Please disclose (i) whether the Board considered the fees of these other firms, (ii) if the fees were lower than the fees being paid to AXS, and (iii) why the Board chose AXS.

Response: The Reorganization was the only transaction that was proposed by Change Finance to the Target Fund Board. While the Board discussed with Change Finance the process that led Change Finance to ultimately propose the Reorganization, the Target Fund Board was not presented with alternative transactions. Consequently, no additional disclosure has been added in response to the above comment.

17.	Please disclose if there are any valuation differences that would cause an adjustment to the assets on the Reorganization date. If there are valuation differences and the adjustments are material, it should be shown as an adjustment to the capitalization table.

Response: The Registrant confirms that there are no valuation differences that would cause an adjustment to the assets on the Reorganization date.

Statement of Additional Information (“SAI”)

18.	Please review the cover page of the SAI to determine whether more formal incorporation by reference language is necessary.

Response: The Registrant has made the requested revisions to the list of documents incorporated by reference.

19.	Please revise the sentence on the cover page of the SAI which reads “[f]or this reason, the financial statements of the Acquiring Fund and the pro forma financial statements of the Acquiring Fund have not been included herein,” to remove the reference to the pro forma financial statements since they are not required.

Response: The Registrant has made the requested revision.

20.	With respect to the Acquiring Fund’s investment limitation regarding diversification (restriction #8), please indicate whether the Acquiring Fund will look through the other investment company’s investments in determining whether the Acquiring Fund has met its diversification requirement.

Response: The Registrant notes Section 5(b)(1) of the 1940 Act defines a diversified company as “a management company which meets the following requirements: at least 75 per centum of the value of its total assets is represented by cash and cash items (including receivables), Government securities, securities of other investment companies, and other securities for the purposes of this calculation limited in respect of any one issuer to an amount not greater in value than 5 per centum of the value of the total assets of such management company and to not more than 10 per centum of the outstanding voting securities of such issuer” (emphasis added). Accordingly, the Registrant does not believe Section 5 of the 1940 Act requires the Acquiring Fund to look through to an underlying investment company’s investments for purposes of determining the Acquiring Fund’s compliance with its investment limitation regarding diversification.

21.	Under “Acceptance of Orders of Creation Units” on page 40, please delete the statement that the Fund reserves the “absolute” right to reject or suspend creations, including if “(d) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund; … (f) the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of beneficial owners ….” The staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019). While the staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the staff believes that the disclosure in question is sufficiently broad to run counter to the Commission’s position to the extent the rejection of orders would effectively result in the suspension of creations.”

Response: The Registrant has revised the disclosure as follows:

Acceptance of Orders of Creation Units

The Trust reserves the ~~absolute~~ right to reject an order for Creation Units transmitted to it by the Transfer Agent in respect of the Fund including, without limitation, if (a) the order is not in proper form or the Deposit Securities delivered do not consist of the securities that the Custodian specified; (b) the Deposit Securities or Deposit Cash, as applicable, delivered by the Participant are not as disseminated through the facilities of the NSCC for that date by the Custodian; (c) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the Fund;~~(d)acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund;~~ (d~~e~~) the acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; (e) ~~the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of beneficial owners; (g)~~ the acceptance or receipt of the order for a Creation Unit would, in the opinion of counsel to the Trust, be unlawful; or (f) circumstances outside the control of the Trust, the Custodian, the Transfer Agent, the Distributor, and/or the Advisor ~~Adviser~~ make it for all practical purposes not feasible to process orders for Creation Units.

Part C and Exhibits

22.	Please provide a legal opinion in advance for the Commission’s review.

Response: The Registrant confirms that a legal opinion will be included in the Registrant’s Pre-Effective Amendment No. 1 for the Commission’s review.

23.	With respect to the proxy card, please add the language required by Rule 14a-4(a) of the Securities Act of 1933, as amended which requires the proxy card to include a statement in bold-face type how shares represented by the proxy will be voted with respect to matters as to which a choice is not specified by the security holder. In addition, please add language as required by Rule 14a-4(e) which indicates that the shares represented by the proxy will be voted in accordance with the specifications made on the ballot.

Response: The Registrant has added the following disclosure to the proxy card.

THIS PROXY WILL, WHEN PROPERLY EXECUTED, BE VOTED AS DIRECTED HEREIN BY THE SIGNING SHAREHOLDER(S). IF NO CONTRARY DIRECTION IS GIVEN WHEN THE DULY EXECUTED PROXY IS RETURNED, THIS PROXY WILL BE VOTED “FOR” THE FOLLOWING PROPOSAL AND WILL BE VOTED IN THE APPOINTED PROXIES’ DISCRETION UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT(S) OR POSTPONEMENT(S) THEREOF.

In addition, a form of proxy card will be included in the Registrant’s Pre-Effective Amendment No. 1 for the Commission’s review.

24.	In the Pre-Effective Amendment, please correct the signature page to remove references to the dates signed by the Trustees as there are no dates listed next to their signatures.

Response: The Registrant has made the requested revision and the corrected signature page will be included in the Registrant’s Pre-Effective Amendment No. 1 for the Commission’s review.

* * * * *

The Registrant intends to file the Pre-Effective Amendment No. 1 on January 31, 2022, for the Commission’s review as well as a request that the effectiveness of the Amendment be accelerated to February 1, 2022.

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or required further clarification of any response, please contact me at (626) 385-5777 or diane.drake@mfac-ca.com.

/s/ DIANE J. DRAKE

Diane J. Drake

Secretary